JOHN HANCOCK FUNDS II

601 Congress Street

Boston, Massachusetts 02210

October 22, 2013

VIA EDGAR TRANSMISSION

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

RE:	John Hancock Funds II (the “Trust”) File Nos. 333-126293; 811-21779

Dear Ms. Dubey:

Pursuant to your request, on behalf of the Trust, we submit marked versions of the prospectus and statement of additional information as filed with Post-effective Amendment No. 103 under the Securities Act of 1933, as amended, and Post-effective Amendment No. 105 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on October 1, 2013, accession no. 0001133228-13-004044, relating to Global High Yield Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information are marked against the effective prospectus and statement of additional information relating to the Fund, each dated December 1, 2012.

If you have any questions or comments, please call me at 617-663-4326.

Sincerely,

/s/ Andrew D. Wilkins

Andrew D. Wilkins

Assistant Secretary